Back 2006-11-22, 12:00:14, EST

Insider: Cassina.J Issuer: EnerNorth Indus Security: Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		30914	2006-11-17	51 - Exercise of options	5000	35914
Common Shares		35914	2006-11-17	51 - Exercise of options	-3300	32614
Options (Common Shares)		145000	2006-11-17	51 - Exercise of options	-5000	140000